July 10, 2006
VIA EDGAR AND HAND DELIVERY
John Cash, Branch Chief
Division of Corporate Finance
United Stated Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Spectrum Sciences and Software Holdings Corp.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006 File No. 0-50373
Dear Mr. Cash,
We have reviewed your comments regarding our most recent 10-K and 10-Q filings. We have addressed the issues you have identified and provided explanatory text as requested to clarify our positions.
Form 10 —K for the fiscal year ended December 31, 2005
Item 1. Business, Page 1
1.	We read that the Horne acquisition “resulted in the management of Horne taking control of [you] effective June 2005.” Based on the disclosures in your financial statements, it appears that your merger with Horne resulted in the former shareholders of Horne owning about 12% of your post-merger company. It is unclear to us how this transaction constitutes a change in control of you. Please advise and revise future filings to clarify this matter.

Response: The acquisition of Horne resulted in the former Horne shareholders acquiring 12% of the outstanding stock of Spectrum. However, executives of Horne assumed all of the executive management positions of Spectrum after the acquisition, including the CEO and CFO positions. In addition, Horne executives and shareholders Darryl Horne and Michael Megless assumed two of the five seats on our Board. Mr. Horne also became Chairman of the Board at this time. This effectively gave the former Horne shareholders managerial and policy control over Spectrum. Additionally, all of the other top management positions in Spectrum were filled by existing Horne employees or newly hired staff.

Subsequent to the acquisition, one of the remaining pre-acquisition Board members resigned and was replaced with an independent Board member.

The current Board is comprised of two former executives of Horne, including the Chairman of the Board, two members that were in place at the time of the Horne acquisition, and three independent members appointed to the Board since the Horne acquisition. The net effect is that a significant change in the operational and policy control of Spectrum has occurred as a direct result of the Horne acquisition.
Item 6. Selected Financial Data, Page 9
2.	We note that the measure you call EBITDA excludes expenses related to non-cash stock option awards to employees or directors. If you intend to present this measure in future filings, please comply with the following comments; otherwise, please confirm to us that you will not continue to present the measure.
•	In future filings, please revise the title of this measure to clearly identify all adjusting items. Refer to Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

•	We note that stock compensation expense appears to be a recurring expense for your company. Please provide to us, and disclose in future filings, all disclosures required by Question 8 of our Non-GAAP FAQ. In this regard, we remind you that a burden is placed upon you to demonstrate the usefulness of any measure that excludes recurring items. Also refer to Section G “Non-GAAP Financial Measures” of SAB No. 107.

•	Also apply these comments to your non-GAAP measure called adjusted EBITA.
Response: We have adjusted our description of the EBITDA reference included in the December 31, 2005 Form 10-K in our press release for our first quarter 2006 earnings, dated May 15, 2006. In this press release, we referred to EBITDA less stock option expense. All future filings will include this new reference.

Although we acknowledge that stock-based compensation expense may be a recurring item for our company, we believe that the magnitude of past stock compensation expense in relation to our current and expected near-term stock-based compensation expense warrants exclusion in presenting our EBITDA. In the EBITDA reconciliation included in our Form 10-K for the year ended December 31, 2005, stock-based compensation expense is applicable in only two of the five years presented. The stock option expense shown in those two years (2004 and 2005) were a result of actions of a different Board of Directors and executive management and the compensation philosophy of that Board and management is no longer applicable to our company. While we may have stock-based compensation expense going forward, the size of the awards in 2004 and 2005 greatly exceed any stock-based compensation contemplated by current management for the foreseeable future. We excluded the 2004 and 2005 amounts from our EBITDA presentation in order to provide a more accurate assessment of our operational performance. In accordance with Question 8 of your Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we believe that the impact of stock-based compensation expense will become immaterial after the first quarter of 2006 and thus its exclusion from our EBITDA presentation is permissible.

Our Adjusted EBITDA reconciliation includes two charges from 2002 related to the cumulative effect of an accounting change and a loss from discontinued operations. These charges did not occur in any other year presented in the five year summary, thus we believe the inclusion of these charges in the reconciliation is correct.
Item 7. Management’s Discussion and Analysis
Security Solutions, Page 14
3.	We note your segmental analysis of results of operations beginning on page 14. It is unclear to us why you have not provided an analysis of your segmental measure of profit or loss, which appears from Note 16 to your financial statements to be operating income or loss. Please advise or revise future periodic filings to analyze your segmental measure of profit or loss. Refer to item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response: In future filings, we will add operating profit by segment in addition to gross profit as currently disclosed.
Liquidity and Capital Resources, Page 17
4.	In future filings please provide a more detailed description of activities that provide or use cash in operating, investing and financing activities. In the discussion of operating cash flows, address the impact of and reasons for changes in working capital components. Refer to SEC Release 33-8350.

Response: In future filings, we will provide more detail regarding our cash activities in the areas of operating, investing and financing and will address the impact of, and reasons for, significant changes in working capital components.

Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Operations and Comprehensive Income (Loss), Page 21
5.	It appears that you generate revenues from both the sale of products and from services. Please revise future filings to separately disclose revenues and cost of revenues for products and services in accordance with Article 5-03 of Regulation S-X, or tell us why this disclosure is not applicable.

Response: In future filings, we will segregate our revenue and cost of revenue between services and products.
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page 24
6.	We note that you recognize revenue under the percentage of completion method for all of your segments except Repair and Overhaul. Based on the description of your business and your segments elsewhere in your filings, it is unclear to us that this methodology is appropriate for all business done by all of your segments. Please provide us with a detailed explanation of how you determined that this methodology was appropriate for each segment, including the accounting guidance that you relied upon. Refer to Section 2(F)(2) of our outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response: We recognize revenue under percentage-of-completion for all of our long-term fixed price projects, with the exception of the Repair and Overhaul segment. As further described below, we have determined under applicable accounting guidance that this method is appropriate where applied.

In accordance with SOP 81-1, ARB 45, and the AICPA Audit and Accounting Guide for Federal Government Contractors, we account for the revenue associated with our firm fixed-price contracts for the production of goods or the provision of related services under the percentage-of-completion methodology. Under this methodology, we prepare monthly estimates of the total costs expected to complete the contract. On a monthly basis, we compare the total costs incurred to the total estimated final costs to arrive at our percentage-of-completion. The resulting completion percentage is multiplied by the total contract value with the result being inception to date revenue. The current period revenue is equal to the newly calculated inception to date revenue less revenue previously recognized. As contracts may span multiple reporting periods, this revenue recognition methodology allows Spectrum to recognize the revenue associated with the cost input at the same rate over the life of the contract. To account for these contracts under the completed contract method would produce financial results unreasonable given our business. ARB 45 specifically states that “When estimate of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, the percentage-of-completion method is preferable.” We believe that the processes and procedures we have in place combined with our knowledge of our products and services delivered under our contracts make the percentage-of-completion method appropriate for all of our business segments except Repair and Overhaul and Procurement Services. Below, we explain, in detail, the structure and composition of our revenue by segment.

Security Solutions

This segment is focused primarily on the long-term manufacturing and fabrication of various types of munitions management equipment under firm fixed-price contracts. These contracts are typically 3 — 6 months. During this time, we expend labor and material to manufacture the products required under the contract. We complete budgets to reflect our best estimate of the costs necessary to complete the project. Monthly we update these budgets and compute our percentage-of-completion (cost incurred/estimate cost at completion). We then take the percentage completed multiplied by the total contract value to calculate revenue for the contract. We are familiar with the cost necessary to complete our contracts and the length of time required to complete those contracts. We are able to measure our progress, and given our knowledge of our products, we are able to estimate the costs remaining to complete the given contract. Based on these facts, we believe this methodology properly reflects the revenue commiserate with the effort expended on the contracts.

This unit does have one contract that is a fixed monthly services contract where revenue is recognized monthly based on the contracted amount regardless of the cost incurred.

Industrial and Offshore

This segment was sold in June 2006 and will no longer be included in our filings.

Repair and Overhaul

We use the completed contract method of revenue recognition due to the nature of their work. Their deliverables do not lend themselves to accurate cost estimates that are necessary to use percentage-of-completion revenue recognition.

Engineering Services

This segment consists of firm fixed-price, time and material, and cost plus contracts. Revenue on the time and material and cost plus contracts is recognized base on level of effort, normally hours incurred. Approximately 20% of this segment’s contracts are firm fixed-price contracts with durations from 3 — 12 months. Revenue recognition on these contracts is based on cost incurred as a percentage of the total estimated cost to complete the project. Most of our work in this segment is services based deliverables using salaried personnel. Accordingly, we are able to estimate the time required to produce our contracted deliverables and accurately estimate our total contract costs.

Procurement Services

The segment’s contracts are all time and material or cost plus and do not use the percentage of completion methodology.
Earning (Loss) Per Share, page 27
7.	In future filings please provide the disclosures required by paragraph 40(c) of SFAS 128.

Response: In future filings we will include the number of common stock equivalents (at this time consisting solely of stock options) excluded from the fully-diluted EPS calculation. Because our company is currently in a loss position, including the shares underlying our stock options would reduce the loss per share and would therefore be anti-dilutive.
Note 3 — Acquisitions, page 28
8.	We note your disclosures related to the acquisition of Horne. It appears that all contingent consideration related to the Horne acquisition was dependent upon Horne achieving 2005 EBITDA of $3.25 million. We assume from your disclosures that Horne did not achieve the specified 2005 EBITDA. If true, please revise future filings to clarify that all contingencies have been resolved and the purchase price of $13.6 million is final; otherwise, please advise and revise future filings to clarify this matter.

Response: The purchase price of Horne is final at $13.6 million including acquisition related expenses. The contingent consideration was not paid as the criterion to trigger such payment was not met. We will revise future filings to clarify this matter.

9.	We note from your purchase price allocation that you have allocated approximately 98% of the purchase price for Horne to goodwill. We have the following comments:
•	Please explain to us in greater detail why you paid a price so far in excess of the fair value of the acquired net assets.

•	Please tell us how you determined the fair value of the acquired assets and liabilities.

•	Please tell us how you determined that there were no other intangible assets that you acquired.

•	We note your statement that “ the primary purpose of the Horne acquisition was to effectuate a business combination pursuant to which the management of Horne would replace Spectrum’s then-current management team.” We also note that your then-current CEO and CFO stepped down at the time of this acquisition, and that Horne’s CEO and CFO became your CEO and CFO. If the primary purpose of paying $13.6 million to Mssrs. Horne and Megless and Mr. Horne’s wife as the sole shareholders of Horne, was to obtain new management for your company, please tell us what consideration you gave to whether a portion of the total $13.6 million payment effectively represented compensation for Mssrs. Horne and Megless agreeing to become your CEO and CFO. Based on your current disclosures, it is unclear to us that the sole reason you paid $13.6 million was to acquire the net assets of Horne.
Response: Horne was and continues to be a services-based business, providing high-level technology and other services predominantly to federal government customers. The value in businesses such as Horne is derived from the technical skills of their personnel, their contracts and customer relationships and their organizational histories, rather than their net tangible assets, which are commonly minimal. As a result, acquisition valuations of government services businesses are customarily based upon earnings and cash-flow multiples, rather than net asset values. The most commonly-utilized valuation metric for government services businesses such as Horne is a multiple of the acquired business’s trailing twelve months EBITDA.

We are supplementally providing the Staff with information compiled by BB&T Capital Markets | Windsor Group[1] regarding the EBITDA multiples reflected in a representative range of government, defense and aerospace services business in the past three years. This information reflects that recent purchase price EBITDA multiples for businesses in this industry sector range from approximately 7.0x for smaller businesses that do not offer unique capabilities, technology or that demonstrate high growth prospects, to 10.0x or greater for larger businesses or businesses with such unique characteristics.

The Horne acquisition falls in the smaller-size business part of the acquisition spectrum reflected in the supplemental information, as Horne’s revenue for the twelve months ended December 31, 2004 was $25.8 million. Horne does not have any of the unique characteristics (technology or rapid growth rates) that garner higher purchase price multiples in the government services acquisition

[1]	BB&T Capital Markets | Windsor Group, a division of Scott & Stringfellow, Inc., is one of the leading investment banks in the government, defense and aerospace industry, and specializes in mergers and acquisitions advisory for middle-market companies in this business sector. See http://www.windsorgroupllc.com.

marketplace. The ratio of purchase price to trailing twelve months EBITDA reflected in the Horne acquisition is approximately 7.5, which is consistent with the multiples reflected in other acquisitions of smaller business, including the Tech Team acquisition of Sytel and the WFI acquisition of TLA cited in the supplemental information.

In addition, publicly available information regarding the allocation of goodwill in acquisitions of government services businesses such as Horne reveals that typically a high percentage of the acquisition cost is allocated to goodwill. The following are relevant examples:
(a)	MTC Technologies/OnBoard Software, Inc.:

Acquisition Date:	January 2005
Acquisition Cost:	$33.8 million
Goodwill Allocation:	$29.6 million
Percentage of Acquisition Cost Allocated to Goodwill:	87.6%
(b)	SRA International/Touchstone Consulting Group, Inc.

Acquisition Date:	April 2005
Acquisition Cost:	$37.0 million
Goodwill Allocation:	$26.5 million
Percentage of Acquisition Cost Allocated to Goodwill:	71.6%
(c)	DRS Technologies Inc. /Codem Systems, Inc.

Acquisition Date:	April 2005
Acquisition Cost:	$31.9 million
Goodwill Allocation:	$25.7 million
Percentage of Acquisition Cost Allocated to Goodwill:	81.3%
(d)	Alion Science & Technology, Inc./ManTech Environmental Technology ,Inc.

Acquisition Date:	February 2005
Acquisition Cost:	$7.0 million
Goodwill Allocation:	$5.5 million
Percentage of Acquisition Cost Allocated to Goodwill:	78.6%
We initiated an intangible valuation of the Horne acquisition during the second quarter of 2006 in order to properly assign values to the various eligible intangibles. Our 10-Q for the period ended June 30, 2006 will provide the detail regarding the final allocation of the Horne purchase price among all identified intangibles. Upon completion of this intangible valuation, we believe that our goodwill as related to this acquisition will be less than 75% of the total acquisition cost, which is consistent with the goodwill allocations in the similar acquisitions cited above.

We recorded the fair value of the acquired assets and liabilities at their carrying value from the Horne books due to the cash based nature of most of the assets and liabilities. Other than fixed assets, which accounted for less than 5% of the acquired assets, and an investment in a joint venture, the remaining assets and liabilities are all cash based (cash, receivables, accounts payable and accrued liabilities). Given the immaterial value of the fixed assets, no appraisal was deemed necessary. The investment in the joint venture was valued using the equity method and recorded at that value.

In evaluating the allocation of the Horne purchase price of $13.6 million, including acquisition costs, we did not give any consideration to whether a portion of the purchase price should be considered compensation. Based on the evaluation of the reasonableness of the purchase price as detailed above, the acquisition appears to have been consistent with or below the prevailing market price for similar companies. Reallocating part of the purchase price to compensation would not allow the Company to properly reflect the cost of the acquisition or the value of the assets, both tangible and intangible, that were acquired.

The intangible valuation that we have undertaken combined with an analysis of the acquisition accounting done on the above mentioned acquisition indicates that accounting for the transaction in the manner we have is correct. The total acquisition cost is well within the parameters of acquisitions of similar businesses.
Note 11 — Employee Benefit Plan, page 35
10.	We note that you have a defined contribution 401(k) plan available to all US employees. In future filings, please quantify the amount of expense recognized in your statements of operations in accordance with paragraph 11 of SFAS 132(R).

Response: In future filings, we will quantify the amount of expense related to our defined contribution 401(k) plan available to US employees.
Note 16 — Segment Information, page 39
11.	In future filings please provide a brief description of the unallocated costs and unallocated assets that you have assigned to your Corporate segment. Refer to paragraph 31 of SFAS 131.

Response: In future filings, we will include a brief description of the unallocated costs and assets we have assigned to the Corporate segment.

Note 17 — Commitments and Contingencies — Legal Matters, page 41
12.	We note your disclosures concerning the Section 16(b) claim. We read that you have agreed to accept 1 million shares of your own common stock in satisfaction of the amount owed to you by the Genovese Defendants. Please explain to us how you determined that it was appropriate to recognize a gain on this transaction and the accounting literature that you relied upon. Also tell us if you recorded a receivable for the $2,275,000 owed to you by the Genovese Defendants, and if so, where it is classified on your balance sheet.

Response: No gain resulting from our acceptance of 1.0 million shares of the Company’s stock has been recognized. In discussion with our previous auditors, the gain was discussed and considered accurate for recording, however, because the value of the gain was unknown at December 31, 2005 no gain was recorded. Subsequently, in discussions regarding the transaction with our new auditors, we no longer believe a gain should be recorded. We are recording the transaction as an addition to both treasury stock and additional paid in capital as the transaction involves our own stock and we are unable to recognize a gain related to a transaction in our own stock.

We have not recorded a receivable for the $2,275,000 owed by the Genovese defendants. In order to record a receivable, we would have needed to record a gain from the settlement that would not materialize. Accordingly, we recorded nothing related to this settlement in our financial statements but did fully disclose the transaction in the footnotes to the financial statements.

13.	We note your discussion of the Plum Island Claim on page 43. Please tell us, and revise future filings to disclose, your accounting policies concerning claims and, if applicable, change orders on contracts.

Response: Our accounting policies and GAAP regarding claims do not allow us to recognize any gains associated with claims until the matter has been resolved and an amount determined. We only recognize such amounts when the outcome is known and the amounts are certain. We will disclose this policy in future filings.
Form 10-Q for the period ended March 31, 2006
Note 11- Subsequent Events, page 11
14.	Your disclosure indicates that “independent third-party advisors” valued your M&M subsidiary. In future filings either name these experts or delete your reference to them. We remind you that if you refer to and identify these experts, you must include their consents when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

Response: In future filings, we will either identify our experts or remove any reference to them in our filings.

Item 4. Controls and Procedures, page 21
15.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures are effective to ensure that information [you] are required to disclose in reports that [you] file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your managements, including your chief officer and your chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, in future filings you may simply state that your disclosure controls and procedures are effective or ineffective, without providing any part of the definition.

Response: We confirm that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure. We will include this additional disclosure as required under Exchange Act Rule 13a — 15(e) in future filings.
Based on our answers above and the comments in your letter, we do not intend to amend or restate our prior filings, but will add the disclosure as noted in our future filings. We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the feedback on our filings and welcome any guidance you can provide relative to improving our disclosure. If you have any questions regarding our response, you many contact myself or John Krobath, Controller, at 703-564-2967.
Sincerely,
/s/ Michael M. Megless

Michael M. Megless
Vice President & Chief Financial Officer